The Real Brokerage Inc. Announces Results of Annual Meeting

NEWS PROVIDED BY
The Real Brokerage Inc.
Apr 20, 2021, 16:00 ET

TORONTO and NEW YORK, April 20, 2021 /PRNewswire/ -- The Real Brokerage Inc. (Real) (TSXV: REAX) (OTCQX: REAXF), a national, technology powered real estate brokerage in the United States, announced that at the annual meeting of Real's shareholders held on April 20, 2021, the shareholders elected Tamir Poleg, Guy Gamzu, Larry Klane, Laurence Rose, Atul Malhotra Jr. and Vikki Bartholomae to Real's board of directors.

Bartholomae, who joined Real's board for the ﬁrst time, most recently served on Real's advisory board. She is a recognized leader in the real estate industry who served as chief of agent success at Side and president of eXp Realty. Bartholomae has also worked as team leader and real estate agent throughout her career with Tarbell Realtors, Disney Vacation Development and Keller Williams.

"Vikki already has proven herself as a valued partner on Real's advisory board, where she ensures that our agents' voice is represented," said Real co-founder and CEO Tamir Poleg. "I am honored to welcome her to the board of directors where she'll help us nurture and grow our ongoing commitment to agents."

The shareholders passed all other motions at the meeting, including ﬁxing the number of directors at six and approving Brightman Almagor Zohar & Co (a ﬁrm in the Deloitte Global Network) as auditors.

About The Real Brokerage Inc.

The Real Brokerage Inc. (Real) (www.joinreal.com) is a technology-powered real estate brokerage operating in 27 U.S. states and the District of Columbia. Real is on a mission to make agents' lives better, creating ﬁnancial opportunities for agents through higher commission splits, best-in-class technology, revenue sharing and equity incentives.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

Contact: Lynda Radosevich, 917-922-7020, lynda@therealbrokerage.com

SOURCE The Real Brokerage Inc.

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